UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 15, 2024

YANDEX N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Yandex N.V. (the “Company”) dated February 15, 2024, announcing the Company’s results for the fourth quarter ended December 31, 2023.

Furnished as Exhibit 99.2 to this Report on Form 6-K is a letter to the shareholders of the Company dated February 15, 2024, to accompany the Company’s press release announcing the results for the fourth quarter ended December 31, 2023.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release of Yandex N.V. dated February 15, 2024, announcing results for the fourth quarter ended December 31, 2023.
99.2	Letter to the shareholders of the Company dated February 15, 2024, to accompany the Company’s press release announcing the results for the fourth quarter ended December 31, 2023.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: February 15, 2024	By:	/s/ Alexander balakhnin
Alexander Balakhnin
Chief Financial Officer